Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

July 18, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pearlyne Paulemon, Staff Accountant

Re:	Qomolangma Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 9, 2024

File No. 001-41518

Dear Ms. Paulemon:

Reference is made to the letter dated July 16, 2024 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed July 9, 2024

Risk Factors, page 2

1. We note that you are seeking to extend your termination date to February 4, 2026, a date which is 40 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to February 4, 2026 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market. Further, we note disclosure in your Current Report on Form 8-K filed July 11, 2024 that you received a delinquency notification letter regarding your non-compliance with the Nasdaq listing rules resulting from your failure to timely file your Form 10-Q for the period ended March 31, 2024, which we note still has not been filed. In this regard, please also include risk factor disclosure regarding all current facts and circumstances that could impact the nature and timing of the company’s delisting from The Nasdaq Capital Market.

For the Staff’s information, the Company has elected to change its termination date from February 4, 2026 to September 29, 2025, the date that is 36 months from the effectiveness of the Company’s initial public offering. With the September 29, 2025 termination date, the Company will be in compliance with Nasdaq IM-5101-2 because the Company will be required to complete one or more business combinations within 36 months of the effectiveness of the IPO registration statement.

In respect of the deficiency notification letter, the Company has communicated with Nasdaq regarding the Company’s non-compliance with the Nasdaq listing rules resulting from our failure to timely our Form 10-Q for the period ended March 30, 2024. Our plan is to file the Form 10-Q within the next two weeks and before the special stockholders meeting. In response to the Staff’s comment, the Company will include the following disclosure in the proxy statement:

NASDAQ may delist our securities from trading on its exchange if the Company fails to timely cure its failure to timely file with the Commission its Quarterly Report on Form 10-Q for the first quarter, which could limit the value of our securities and subject us to additional trading restrictions or reduce protections under NASDAQ rules available to them.

If NASDAQ delists our securities for failure to comply with Nasdaq IM-5101-2 prior to closing of any business combination, we and our stockholders could be subject to the following adverse consequences:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; and

●	the lack of protection afforded under NASDAQ rules that requires any business combination have a fair market value of at least 80% of the assets held in trust.

If NASDAQ delists our securities from trading on its exchange following the closing of our business combination and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

2.    With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

For the Staff’s information, the Company’s sponsor is controlled by and has substantial ties with non-U.S. persons, including persons residing in the PRC. Accordingly, the Company will include the following disclosure in the proxy statement:

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

The Sponsor is controlled by and it has substantial ties with non-U.S. persons. As a result, the Company may be considered a “foreign person” under the regulations administered by CFIUS. If our initial business combination with a U.S. business is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by August 4, 2024 (or up to the Extended Date if the Extension Amendment Proposal is approved) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive an amount per share that will be determined by when we liquidate and whether the Extension Amendment Proposal has been approved, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA: cr

cc:	Jonathan Myers

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